December 26, 2019 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	m+ funds Trust, Series 6-4 Registration Statement on Form S-6 Filed December 26, 2019 File Nos.: 333-235760 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on December 26, 2019 for filing the above-referenced registration statement for the Defined Preservation Fund, m+ funds Trust, Series 6-4 (the “Trust”), a series of the m+ funds Trust.

The Trust is similar to Alaia Market Linked Trust, Series 6-3 (Registration No. 333-227039), which was filed and became effective on September 28, 2018. As in Alaia Market Linked Trust Series 6-3, Series 6-4 will invest in a portfolio of exchange-traded options and cash and/or cash equivalents. Series 6-4 will seek to deliver a percentage of the SPDR® S&P 500® ETF Trust’s price appreciation, uncapped, and to insulate against a specified range of its price declines.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

December 26, 2019

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz

Steve Houston

Rep Poppell

Michael S. Rosen

Anna T. Pinedo

Hanwen Zhang

Mingli Wu